Exhibit 99.4

NICE Integrations with Microsoft Teams to be Showcased at Microsoft Ignite

Financial institutions and contact centers that rely on Microsoft Teams will be able to improve compliance through advanced interactions capture

Hoboken, N.J., November 8, 2019 – NICE (Nasdaq: NICE) today announced it will be showcasing how NICE’s solutions work with Microsoft Teams to improve compliance during the Microsoft Ignite Conference which is taking place November 4-8, 2019 in Orlando, Florida.

“We are especially thrilled to highlight our integration with Microsoft at the Microsoft Ignite Conference,” said Chris Wooten, Executive Vice President of NICE Vertical Markets. “This is a huge milestone in our relationship and we’re looking forward to sharing the value of our joint solutions with thousands of Microsoft customers.”

NICE is slated to complete integration and testing of Microsoft Teams and NICE’s innovative recording solutions, including NICE Trading Recording (NTR), NICE Engage Recording and NICE inContact CXone, in the first half of next year allowing NICE to be able to reliably record and reproduce all communication modes and media sources exchanged through Teams.

Microsoft Teams is a unified communication and collaboration platform that is transforming the way millions of people work every day, including those in financial services firms and contact centers. It combines chat, video meetings, voice calling, document sharing and online collaboration in a single application.

The NICE Trading Recording System (NTR) is an all-in-one compliance-focused trade conversation recording platform used by most of the world’s leading banks and investment firms to ensure regulatory compliance.

NICE Engage for contact center recording is a robust, scalable and secure platform that leverages real-time capabilities for advanced use cases and simplifies the management of interactions from multiple channels and data sources in a single place. NICE Engage powers unique and innovative solutions for compliance and fraud prevention that reduce the risks of violations while decreasing losses.

Contact centers that use Microsoft Teams will be able to leverage the power of NICE inContact CXone integrated with Teams to improve rapid collaboration across the contact center and the rest of the organization, leading to faster answers for customers and a better experience for contact center agents and customers.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.